

Mail Stop 3233

March 16, 2018

Via E-mail
Mr. Jai Agarwal
Chief Financial Officer
Apollo Commercial Real Estate Finance, Inc.
9 West 57th Street, 43rd Floor
New York, NY 10019

>   **Re: Apollo Commercial Real Estate Finance, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2017**
>   **Filed February 14, 2018**
>   **File No. 001-34452**

Dear Mr. Agarwal:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advice us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Non-GAAP Financial Measures, page 44

1.   We note that you have further adjusted Operating Earnings to present the measure "Operating earnings excluding realized loss and costs from sale of CMBS." To the extent that you present this measure in future filings, please disclose the reasons why management believes that this measure provides useful information to investors as required by Item 10(e) of Regulation S-K.

Consolidated Balance Sheets, page 52

2.   Please tell us what consideration you gave to separately presenting encumbered and unencumbered commercial mortgage loans and subordinate loans on the face of your balance sheet. Refer to ASC 860-30-45-1 through 3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524, or me at (202) 551-3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities